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April 28, 2005



Mail Stop  0306

Stephen P. Loomis, Chief Financial Officer
CardioDynamics International Corporation
6175 Nancy Ridge Drive
San Diego, California 92121

Re:	CardioDynamics International Corporation
	Form 8-K for Item 401
	Filed April 27, 2005
	File No. 0-11868

Dear  Mr. Loomis

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.


Form 8-K Filed April 27, 2005

1. Please amend the Form 8-K to state whether the former accountant resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. Also, include as an
Exhibit a letter from your former auditors addressing the revised disclosures.






Mr. Stephen P. Loomis
CardioDynamics International Corporation
April 28, 2005
Page 2


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	Please file your supplemental response and amendment via
EDGAR
in response to this comment within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions, please call me at (202) 942-1915. In my absence, you may call Brian Cascio, Branch Chief at (202) 942-1791.

							Sincerely,


							Jeanne Bennett
							Staff Accountant